UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FINTECH EVOLUTION ACQUISITION GROUP

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G3R19A 104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R19A 104

1.	Names of Reporting Persons Fintech Evolution Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,852,540 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,852,540 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,852,540 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G3R19A 104

1.	Names of Reporting Persons Rohit Bhagat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0 (4)
	6.	Shared Voting Power 6,852,540 (1)
	7.	Sole Dispositive Power 0 (4)
	8.	Shared Dispositive Power 6,852,540 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,852,540 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP G3R19A 104

1.	Names of Reporting Persons Michael Latham
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0 (4)
	6.	Shared Voting Power 6,852,540 (1)
	7.	Sole Dispositive Power 0 (4)
	8.	Shared Dispositive Power 6,852,540 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,852,540 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252969). Each of Rohit Bhagat and Michael Latham are the managing members of Fintech Evolution Sponsor LLC (the “Sponsor”). Consequently, each of them may be deemed the beneficial owner of the shares held by the Sponsor and share voting and dispositive control over such securities.

(2)	Excludes 4,988,022 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 27,410,158 Class A ordinary shares issued and outstanding as of December 31, 2021, after accounting for (i) 24,000,000 Class A ordinary shares issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2021, and (ii) the issuance of 3,410,158 additional Class A ordinary shares pursuant to the partial exercise of the underwriter’s over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on March 10, 2021, and assuming the conversion of all the Class B ordinary shares held by the Sponsor.

Item 1(a).	Name of Issuer

Fintech Evolution Acquisition Group (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Item 2(a).	Names of Persons Filing

Fintech Evolution Sponsor LLC, Rohit Bhagat, and Michael Latham (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Item 2(c).	Citizenship

Fintech Evolution Sponsor LLC is a limited liability company formed in the Cayman Islands. Each of Rohit Bhagat and Michael Latham is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G3R19A 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Sponsor may be deemed to beneficially own 6,852,540 of the Issuer’s Class B ordinary shares, representing 20% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the Class B ordinary shares of the Reporting Persons. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252969).

The percentage of the Class B ordinary shares held by the Reporting Persons is based on 27,410,158 Class A ordinary shares issued and outstanding as of December 31, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on March 10, 2021 and assuming the conversion of all the Class B ordinary shares held by the Sponsor.

The Sponsor is the record holder of the Class B ordinary shares reported herein. Each of Rohit Bhagat and Michael Latham are the managing members of the Sponsor. Consequently, each of them may be deemed the beneficial owner of the Class B ordinary shares held by the Sponsor and share voting and dispositive control over such securities. Each of Mr. Bhagat and Mr. Latham disclaims any beneficial ownership of the reported Class B ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

FINTECH EVOLUTION SPONSOR LLC, a Cayman Islands limited liability company

By:	/s/ Rohit Bhagat
Name:	Rohit Bhagat
Title:	Managing Member

By:	/s/ Michael Latham
Name:	Michael Latham
Title:	Managing Member

/s/ Rohit Bhagat
/s/ Rohit Bhagat

/s/ Michael Latham
Michael Latham

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)